March 2, 2010

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549-7010

Re:          Texas Industries, Inc.
Form 10-K for Fiscal Year Ended May 31, 2009
File No. 1-4887

Dear Mr. Hartz:

We are in receipt of your letter dated January 14, 2010 regarding your review of Form 10-K for fiscal year ended May 31, 2009 and our responses dated December 18, 2009.  Our response is provided below.

Item 1.  Business Products, page 3

1.
“We note your response to our second comment, in which you indicated you do not believe any one of your mines and/or related facilities are material to your company, but that you will provide additional disclosure in your future filings.  Supplementally provide a draft of your proposed disclosure and the information, from which you developed this non-materiality conclusion for your vertically integrated limestone/cement, aggregate, expanded shale and clay operations.

Please note your valuation of your mining operations should include the screening, processing, concentrating facilities, kilns, and related infrastructure utilized to the point of your material sales.

In addition, please forward to our engineer as supplemental information and not as part of your filing, your information that establishes your reserves for your Hunter & Midlothian, Texas and Oro Grande, California operations, as required by Section C of Industry Guide 7, Rule 12b-4 of the Exchange Act, or Rule 102 of Regulation S-K.  The information requested may include, but is not limited to:

•	Property and geologic maps
•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts
•	Representative geologic cross-sections and drill logs
•	Description and examples of your cut-off calculation procedures
•	Cutoff grades used for each category of your reserves and resources
•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
•	A detailed description of your procedures for estimating reserves
•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid pre-addressed shipping label to facilitate the return of the supplemental information.

Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.”

We are providing supplementally a draft of our proposed disclosure along with the information we used in our materiality assessment.  As you can see from the materiality assessment information, mining assets are less than 12% of our consolidated property, plant and equipment.  Sales of aggregate and expanded shale and clay are less than 20% of our net sales.  Further, depletion expense related to all our mining operations was $0.9 million or .1% of our cost of sales.  Management believes these amounts indicate the Company’s operations are primarily manufacturing rather than mining.  We are also providing supplementally to your engineer a CD with the requested information regarding reserves.

Our response on December 18, 2009 did not address our cement plants because we believe the operations at these plants are primarily manufacturing and the mining component is not significant.  The mining operations at these plants are extracting the primary raw material that is used in the manufacturing of cement.  The raw material undergoes both a chemical and physical change during the manufacturing process and the finished product does not, therefore, resemble the mined raw material.  Our conclusion is supported by the relatively small amount of assets used in the mining operations at each plant.  Details are included in our materiality assessment information which is enclosed.

We desire the return of this supplemental material.  Enclosed is a pre-paid and pre-addressed shipping label to facilitate the return.

2.  “We reissue comment 5, unfortunately no additional information was provided with your response letter or separately.”

The additional information is provided supplementally.  We apologize for our inadvertent failure to enclose it in our December 18, 2009 letter.

Form 10-Q FOR THE PERIOD ENDED AUGUST 31, 2009

Note 11.  Condensed Consolidating Financial Information, page 19

3.  “We note your response to prior comment 19; however, it remains unclear to us how you determined that intercompany receivables and payables should be classified as operating activities in your statement of cash flows.  Please advise us how you came to this determination and reference the applicable supporting accounting literature.  Please also tell us if and how you considered ASC 830-230-55-2 in your determination.”

We did not apply the foreign currency example in ASC 830-230-55-2 as the current intercompany receivables and payables between our Parent and its subsidiaries are non-interest bearing.  As we outlined in our previous response, under the indirect method management viewed the changes to the non interest bearing intercompany receivables and payables as we would the change in trade receivables and payables or other changes in working capital accounts that are included in operating activities.  Specifically, we viewed the predominant source of the cash flows as discussed in ASC 830-230-55 as being akin to changes in trade receivables and payables and classified the related cash flows as operating activities in our statement of cash flows consistent with past practices.

We acknowledge that an argument could be made that it is also akin to a loan between the parent and its subsidiaries even though the advances are not interest bearing.  If under this view the Staff believes the cash flows should be treated as a financing activity, management does not believe the classification is material to our consolidated financial statements as a whole, and we do not believe restatement of our consolidating information in the footnotes to the financial statements to present the intercompany cash flows as a financing activity is warranted.  However, if the Staff prefers the financing classification, we are willing to change the classification prospectively in future filings.

DEFINITIVE PROXY STATEMENT FILED ON AUGUST 28, 2009

Potential Payments upon Termination or Change-in-Control,
Change in Control, page 30

4.  “We note your response to comment 21 in our letter dated November 20, 2009.  We continue to believe that you should include the total amount to be received by each named executive officer.  Consistent with Instruction 1 to Item 402(j) of Regulation S-K, to determine the amount of the monthly payments, you should make a reasonable estimate (or a reasonable estimated range of amounts) applicable to the payments (e.g., by assuming payments continue for 180 or 102 months, as the case may be) and disclose the material assumptions underlying such estimates or estimated ranges.  Please confirm that you provide such disclosure in future filings.”

We will provide the disclosure in future filings.

Please let me know if you have any further questions or comments about the responses above.

Sincerely,

/s/Kenneth R. Allen
Kenneth R. Allen
Executive Vice President – Chief Financial Officer

Enclosures

Cc:           Bret Johnson
Dietrich King
George K. Schuler